Exhibit 99.1
Director Stock Ownership Guidelines adopted March 1, 2010
The Board believes that significant stock ownership by Board members further aligns their interests with the interests of the Company’s stockholders. Accordingly, the Board has established a goal that within four years after joining the Board, each non-management Board member own Company shares valued at three times his or her annual retainer fee.
For purposes of meeting this goal, shares held by the director, shares held by family members in the same household, restricted stock units (including unvested restricted stock units) and deferred stock units are included in the value of the stock held by the director. Stock options are not included in the value of stock held by a director.
Until the goal is met, a Board member is required to retain 50% of the “net shares realized” from unrestricted shares acquired under the 2006 Equity Incentive Plan, as amended and restated from time to time, or from any exercise of options acquired under the Company’s stock option plans. “Net shares realized” means unrestricted shares acquired under the 2006 Equity Incentive Plan, as amended and restated from time to time, net of any shares sold to pay taxes with respect to the acquisition of such shares, and shares resulting from the exercise of stock options granted under the Company’s stock option plans, net of any shares sold to pay the exercise price or to cover taxes associated with such exercise.